

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Arie Rabinowitz
Chief Executive Officer
Trailblazer Merger Corporation I
510 Madison Avenue
Suite 1401
New York, NY 10022

> **Re: Trailblazer Merger Corporation I**
> **Registration Statement on Form S-1**
> **Filed June 30, 2022**
> **File No. 333-265914**

Dear Mr. Rabinowitz:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 30, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government

Arie Rabinowitz
Trailblazer Merger Corporation I
July 28, 2022
Page 2

review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

2. Please reconcile your disclosure regarding the exercise period of the warrants. In this regard, we note your statement on page 11 and pages 137-138 that the warrants will become exercisable 30 days after the completion of your initial business combination. However, you also state on page 11 that the warrants will become exercisable on the later of 30 days after the completion of your initial business combination and the date that is 12 months from the date of the closing of the offering.

3. Please reconcile your disclosure regarding the affirmative vote required if you seek stockholder approval of your initial business combination. As a non-exclusive example only, we note your page 15 disclosure that in the event all shares of your outstanding common stock are voted, you would need 421,876 or 6.25% of the 6,750,000 public shares sold in the offering to be voted in favor of an initial business combination in order to have it approved. However, it appears that this amount represents the affirmative vote required in the event only the minimum number of shares representing a quorum are voted.

4. Please reconcile your disclosure regarding the approval percentage required to amend the provisions of your amended and restated certificate of incorporation related to pre-business combination activity and the corresponding provisions of the trust agreement. As a non-exclusive example only, we note your page 25 disclosure that such provisions may be amended if approved by holders of at least 50% of your common stock entitled to vote thereon. However, your page 53 disclosure states that such provisions may be amended if approved by holders of at least 65% of your common stock entitled to vote thereon.

5. We note your disclosure that your sponsor, initial stockholders, directors, officers, or their affiliates may purchase public shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Offering
Placement warrants, page 17

6. Please revise your disclosure to clarify that holders of the placement warrants will be entitled to registration rights.

We may issue our shares to investors in connection with our initial business combination at a price that is less than the prevailing market, page 37

7.   We note the risk factor on page 37 that your potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

Management
Conflicts of Interest, page 123

8.   Please revise the conflicts of interest table on page 124 to include Mr. Hammer's fiduciary duties or contractual obligations to Gratitude Railroad LLC.

Material U.S. Federal Income Tax Considerations
Characterization of the New Units, page 149

9.   We note your disclosure that if the Class 2 redeemable warrants are treated as outstanding at the time of issuance of the units, then the acquisition of a new unit should be treated as the acquisition of one share of Class A common stock, one right, and one Class 2 redeemable warrant. However, we understand that each new unit will consist of one share of Class A common stock and one Class 2 warrant. Please revise as appropriate.

Exhibits

10.   Please revise the filing fee table to include the shares of Class A common stock underlying the warrants. In this regard, we note your pages 137-138 disclosure that you "are registering the shares of Class A common stock issuable upon exercise of the warrants in the registration statement of which this prospectus forms a part because the warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering."

11.   Please revise the filing fee table to include the new units, which appear to be securities distinct from the original units, Class A common stock, redeemable warrants, and rights.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexandria Kane